1701 Hollis Street
Suite 400, Founders Square
PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

Gammon Gold Completes Strategic Investment in Corex Gold Corporation

Halifax, July 16, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to announce that it has completed the non-brokered private placement with Corex Gold Corporation ("Corex") (TSXV:CGE) announced on July 8, 2010. Pursuant to the private placement, Gammon has acquired 4,706,000 units of Corex at a subscription price of CAD $0.68 per unit for an aggregate purchase price of CAD $3,200,080, representing approximately 12% of the issued and outstanding shares of Corex (approximately 14% on a fully diluted basis). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of 24 months from the closing date of the transaction.

Gammon will have the right to participate in all future financings of Corex to maintain its proportionate shareholding. Peter Drobeck, Senior Vice President of Exploration and Business Development for Gammon, has been chosen to sit on the Technical Advisory Board of Corex.

Corex is a TSX Venture Exchange listed junior gold exploration company focused on advancing the Santana Gold Project in Sonora State, Mexico.

After giving effect to the transaction, Gammon has control or direction over 4,706,000 shares of Corex and 2,353,000 common share purchase warrants, representing approximately 12% of the issued and outstanding shares (approximately 14% on a fully diluted basis) of Corex. The transaction was effected by Gammon for investment purposes.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Proje ect in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. It also has recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State, Mexico. Since 2008, the Company has increased its land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information, or a copy of the early warning report, please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day	Chris Richter
Chief Financial Officer	Director of Investor Relations	VP, Corporate Development
Gammon Gold Inc.	Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614	416-646-3825

Cautionary Statement

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of Gammon, its subsidiaries and its projects, constitute forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "forecast", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, anticipated 2009 year-end and 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model, including our capital program and exploration, internally, 2009 and 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to achieve cash flow margin improvements, further reduction in the open pit stripping ratio, the ability to develop and put into production our exploration targets, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Gammon's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Gammon. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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